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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           Reuter Manufacturing, Inc.
                           --------------------------
                                (Name of Issuer)

                         Common Stock, $.1875 par value
             Series A Convertible Preferred Stock, $.1875 par value
             ------------------------------------------------------
                        (Titles of Classes of Securities)

                           761323-10-4 (Common Stock)
                           --------------------------
                                 (CUSIP Number)

                                 Michael J. Tate
                           Reuter Manufacturing, Inc.
                              410 11th Avenue South
                            Hopkins, Minnesota 55343
                                  (952) 935-6921
                                  --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 10, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

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                                  SCHEDULE 13D
CUSIP No. 761323-10-4
--------------------------------------------------------------------------------
1)         NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON
           Michael J. Tate
--------------------------------------------------------------------------------
2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)      / /
           (b)      / /
--------------------------------------------------------------------------------
3)         SEC USE ONLY

--------------------------------------------------------------------------------
4)         SOURCE OF FUNDS
           PF
--------------------------------------------------------------------------------
5)         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E) / /
--------------------------------------------------------------------------------
6)        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
--------------------------------------------------------------------------------
                              7)   SOLE VOTING POWER
                                     802,345 (includes 125,000 shares of
                              Series A Convertible Preferred Stock which is
                              convertible into 125,000 shares of Common Stock)
NUMBER OF                     --------------------------------------------------
SHARES BENEFICIALLY           8)   SHARED VOTING POWER
OWNED BY EACH                             -0-
REPORTING PERSON              --------------------------------------------------
WITH                          9)   SOLE DISPOSITIVE POWER
                                     802,345 (includes 125,000 shares of
                              Series A Convertible Preferred Stock which is
                              convertible into 125,000 shares of Common Stock)
                              --------------------------------------------------
                              10)   SHARED DISPOSITIVE POWER
                                        -0-
--------------------------------------------------------------------------------
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                802,345 (includes 125,000 shares of Series A Convertible Preferred Stock which is convertible into 125,000 shares of Common Stock)
--------------------------------------------------------------------------------
12)       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          / /
--------------------------------------------------------------------------------
13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                7.76% (of the Common Stock); 12.50% (of the Series A Convertible Preferred Stock); and 8.25% (of the Common Stock and the Series A Convertible Preferred Stock on an as converted basis)
--------------------------------------------------------------------------------
14)       TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------------



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                                  SCHEDULE 13D

ITEM 1.    SECURITY AND ISSUER.

     This Statement on Schedule 13D relates to the common stock, $.1875 par value per share (the "Common Stock"), and the series A convertible preferred stock, $.1875 par value per share (the "Series A Stock"), of Reuter Manufacturing, Inc., a Minnesota corporation ("Reuter"). The address of the principal executive offices of Reuter is 410 11th Avenue South, Hopkins, Minnesota 55343.

ITEM 2.    IDENTITY AND BACKGROUND.

     (a) This statement is filed by and on behalf of Michael J. Tate ("Tate" or sometimes referred to as the "Reporting Person").

     (b) Tate is Chief Executive Officer of Reuter and Tate's principal business and office address is 410 11th Avenue South, Hopkins, Minnesota 55343.

     (c) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (d) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

     (e) Tate is a United States citizen.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On October 10, 2000, Tate purchased 437,500 shares of Common Stock and 125,000 shares of the Series A Stock of Reuter at a purchase price of $.1777778 per share, an aggregate purchase price of $100,000. The purchase was made in a private transaction pursuant to a Securities Purchase Agreement dated October 10, 2000 (the "Purchase Agreement") between Reuter, Activar, Inc. ("Activar"), J.L. Reissner ("Reissner") and Tate. Tate's personal funds, in the amount of $100,000, were used to purchase the 437,500 shares of Common Stock and the 125,000 shares of Series A Stock. No funds used to purchase any of the shares of Common Stock and Series A Stock reported on this statement were borrowed.

ITEM 4.    PURPOSE OF TRANSACTION.

     On October 10, 2000, Tate entered into the Purchase Agreement with Reuter, Activar and Reissner to purchase an aggregate of 3,500,000 shares of Common Stock and an aggregate of 1,000,000 shares of Series A Stock at a purchase price of $.1777778 per share, an aggregate purchase price of $800,000.

     The Reporting Person may from time to time purchase shares of Common Stock, either in brokerage transactions, in the over-the-counter market or in privately negotiated transactions. Any decision to increase his holdings in Reuter will depend, however, on numerous factors,



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including without limitation the price of the shares of Common Stock, the terms and conditions relating to their purchase and sale and the prospects and profitability of Reuter, and general economic conditions and stock and money market conditions. At any time, the Reporting Person may also determine to dispose of some or all of the Common Stock, depending on various similar considerations. The Reporting Person does not have any present plans or proposals which relate to or would result in:

         - the acquisition by any person of additional securities of Reuter or the disposition of securities of Reuter;

         - an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Reuter;

         -    a sale or transfer of a material amount of assets of Reuter;

         - any change in the present board of directors or management of Reuter, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         - any material change in the present capitalization or dividend policy of Reuter;

         - any other material change in Reuter's business or corporate structure;

         - changes in Reuter's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Reuter by any person;

         - causing a class of securities of Reuter to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         - a class of equity securities of Reuter becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or

         -    any action similar to any of those listed above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of October 10, 2000, the Reporting Person beneficially owned the following amounts of Common Stock and Series A Stock (the percentages shown are based upon 8,724,219 shares of Common Stock outstanding and 1,000,000 shares of Series A Stock outstanding for a total of 9,724,219 shares of Reuter's capital stock outstanding on an as converted basis):

         1. Tate beneficially owns 677,345 shares (7.76% of the Common Stock) and 125,000 shares (12.50% of the Series A Stock) for an aggregate of 802,345 shares (8.25% of the Common Stock and the Series A Stock on an as converted basis). Tate has sole dispositive and voting power with respect to these shares.

     (b) See Item 5(a) above.



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     (c) The Reporting Person has not effected any transactions in the Common
Stock of Reuter during the past 60 days, except for the purchase by Tate of 437,500 shares of Common Stock and 125,000 shares of Series A stock on October 10, 2000, in a private transaction for purchase price of $.1777778 per share, all as described in Item 3.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As described under "Item 4. Purpose of Transaction," on October 10, 2000, Activar, Reissner and Tate entered into the Purchase Agreement with Reuter to purchase an aggregate of 1,000,000 shares of Reuter's Series A Stock and 3,500,000 shares of Reuter's Common Stock at a purchase price of $.1777778 per share, an aggregate purchase price of $800,000.

     Except as described herein, there are no contracts, arrangements, understandings or relationships among the person named in Item 2 or between such person and any other person with respect to any securities of Reuter.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Securities Purchase Agreement dated October 10, 2000 among Reuter Manufacturing, Inc., Activar, Inc., James
                          L. Reissner and Michael J. Tate (filed herewith electronically).


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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 19, 2000

                                            /s/ Michael J. Tate
                                            -------------------------------
                                            Michael J. Tate




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                                  EXHIBIT INDEX
                                  -------------

 EXHIBIT NO.               DESCRIPTION               METHOD OF FILING
 -----------               -----------               ----------------

      1 Securities Purchase Sale Agreement dated October 10, 2000 among Reuter Manufacturing, Inc., Activar, Inc., James L.
               Reissner and Michael J. Tate....... Filed herewith electronically




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